UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MYnd Analytics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

62857N202
(CUSIP Number)

Jan Vyhnálek, RSJ Investments SICAV a.s., Na Florenci 2116/15, 110 00 Prague 1, Czech Republic, Tel. +420 226 200 114

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62857N202

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) 000-00-0000 RSJ Investments SICAV a.s.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Czech Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 465,704 (see Item 5)
	8.	Shared Voting Power 0 (see Item 5)
	9.	Sole Dispositive Power 465,704 (see Item 5)
	10.	Shared Dispositive Power 0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person* 465,704 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.9%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	All share percentage calculations in this Amendment No. 2 to Schedule 13D are based upon 1,800,878 shares of common stock, $0.001 par value per share (“Common Stock”), of MYnd Analytics, Inc. (the “Issuer”), as reported on the Issuer’s definitive proxy statement filed on Schedule 14A with the Securities and Exchange Commission on October 6, 2016.

INTRODUCTORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Act”), this Amendment No. 2 to the Schedule 13D (this “Amendment No. 2”) amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 15, 2016 and amended by Amendment No. 1 to the Schedule 13D on September 23, 2016 (as amended, the “Schedule 13D”). This Amendment No. 2 relates to a grant of shares of common stock, $0.001 par value per share (“Common Stock”), of MYnd Analytics, Inc. (the “Issuer”), by the Issuer to Michal Votruba, a director of the Issuer and an employee of the Reporting Person and the immediate assignment of the shares to the Reporting Person.

ITEM 1. SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”), of MYnd Analytics, Inc., a Delaware corporation (the “Issuer” ), and is being filed by RSJ Investments SICAV a.s. (“RSJ Private Equity” or the “Reporting Person”) with respect to the Common Stock. The shares of the Common Stock are currently quoted on the OTCQB Venture Marketplace.

The address of the principal executive offices of the Issuer is 26522 La Alameda, Suite 290, Mission Viejo, California 92691.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	RSJ Private Equity is a private equity fund organized under the laws of the Czech Republic. RSJ Private Equity is managed by a board of directors which comprises three members. The name, present principal occupation and citizenship of each director of RSJ Private Equity (the “Covered Individuals”) are set forth below.

Name of Covered Individual	Present Principal Occupation of Covered Individual	Citizenship of Covered Individual
Jan Vyhnálek	Member of the board of directors of RSJ Private Equity	Czech Republic
Lukáš Musil	Member of the board of directors of RSJ Private Equity	Czech Republic
Libor Winkler	Chairman of the board of directors of RSJ Private Equity and CEO of RSJ a.s.	Czech Republic

Michal Votruba, an employee of RSJ Private Equity who acts as a Director of Life Sciences of the RSJ/Gradus Fund, has been a member of the Issuer’s board of directors since July 30, 2015.

(b)	The principal business address of RSJ Private Equity and the Covered Individuals is Na Florenci 2116/15, Nové Město, PSČ 110 00, Praha 1.

(c)	The principal business of RSJ Private Equity is investment management. RSJ Private Equity manages a broad investment portfolio in real estate, energy industry, agriculture, biotechnologies and other sectors. The present principal occupation of each of the Covered Individuals is set forth in Item 2(a) above.

(d)	During the past five years, RSJ Private Equity and, to RSJ Private Equity’s knowledge, the Covered Individuals have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, RSJ Private Equity and, to RSJ Private Equity’s knowledge, the Covered Individuals, have not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The place of organization of the Reporting Person and the citizenship of each of the Covered Individuals is set forth in Item 2(a) above.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Grant under the Amended and Restated 2012 Omnibus Incentive Compensation Plan

On September 22, 2016, the Issuer’s compensation committee recommended and the Issuer’s board of directors approved a grant of 20,000 shares of Common Stock to Michal Votruba, a director of the Issuer and an employee of the Reporting Person, under the Issuer’s Amended and Restated 2012 Omnibus Incentive Compensation Plan (the “Plan”), subject to stockholder approval of the Plan. On November 1, 2016, the Issuer’s stockholders approved the Plan and the grant was made. Upon grant, the shares were immediately assigned and issued directly to the Reporting Person for no consideration, pursuant to a binding verbal agreement between Mr. Votruba and the Reporting Person.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	By virtue of the relationships described in Item 3, the Reporting Person beneficially owns 465,704 shares of Common Stock, or 25.9% of the Common Stock.

(b)	RSJ Private Equity beneficially owns 465,704 shares of Common Stock as to which there is a sole power to vote. RSJ Private Equity is deemed the beneficial owner of zero shares as to which there is a shared power to vote. RSJ Private Equity beneficially owns 465,704 shares of Common Stock over which it has the sole power to dispose. RSJ Private Equity is deemed the beneficial owners of zero shares of Common Stock as to which there is a shared power to dispose.

All share percentage calculations in this Amendment No. 2 are based upon 1,800,878 shares of Common Stock, as reported on the Issuer’s definitive proxy statement filed on Schedule 14A with the SEC on October 6, 2016.

(c)	Except as disclosed in this Schedule 13D, during the past 60 days, the Reporting Person has not entered into any transaction in the Common Stock.

(d)	No person other than the Reporting Person has (i) the right to receive or the power to direct the receipt of dividends from the shares of the Common Stock to which this Amendment No. 2 relates or (ii) the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated November 3, 2016

RSJ INVESTMENTS SICAV A.S.

By:	/s/ Jan Vyhnálek
Name: Jan Vyhnálek
Title: Director